September 13, 2004

Randolph D. Foote
Secretary
MicroTel International Inc.
9485 Haven Avenue, Suite 100
Rancho Cucamonga, CA  91730

Re:	MicroTel International Inc.
	Schedule 14A Preliminary Proxy Materials
	Filed September 3, 2004
	File No. 001-10346

Dear Mr. Foote:

	We have the following comments on your filing. Please note that we have limited our review to the matters addressed in our comments.
We anticipate at this time that no further review of your proxy statement will be made other than a review of your responses to these comments. Note that we may have further comments on these issues.
All persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all required information has been included.

Proposal 2:  Approval of Amendment to Increase Authorized Common
Stock

1. Expand this section to indicate, as of the most recent date practicable:

* the number of outstanding shares of common stock;
* the number of authorized shares of common stock reserved for issuance pursuant to options, warrants, contractual commitments or other arrangements; and
* the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuances, before and after the increase in authorized shares.

2. Provide disclosure that alerts stockholders to the fact that approval of the increase in authorized shares will generally empower the directors to issue the additional shares without prior notice to stockholders or their approval. Also state that the equity interests of current stockholders may be significantly diluted if the additional authorized common stock is issued. You should describe briefly the limited circumstances in which stockholder approval of issuances of the additional shares would be required.

3. Expand the disclosure to conform with the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978), Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals. Briefly discuss the effects on stockholders of the proposed increase in the number of authorized shares of common stock, from an anti-takeover perspective. The additional disclosure should include a discussion of:

* whether the proposal is submitted as a result of or in response to any accumulation of stock or threatened takeover;
* whether you have any plans to subsequently implement additional measures having anti-takeover effects; and
* existing provisions of the articles of incorporation, bylaws and agreements which have material anti-takeover effects.

Closing Comments

	Please respond to these comments by filing a revised preliminary proxy material. You may wish to provide us with marked copies of the revised preliminary proxy material to expedite our review. Include a letter that responds to each comment and notes the location of corresponding revisions. Please also note the location of any material changes made in the materials for reasons other than in response to specific comments.

Please direct any questions to Daniel Duchovny at (202) 942-2962 or to me at (202) 942-1927.

							Sincerely,



							Thomas A. Jones
							Senior Counsel

cc: Cristi Parker, Esq. (via fax: (714) 546-9035)
Randolph D. Foote
MicroTel International Inc.
September 13, 2004
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